Filed pursuant to Rule 433

Registration No. 333-183023

February 28, 2013

This pricing term sheet relates only to the securities described below and should only be read together with the Preliminary Prospectus Supplement, subject to completion, dated February 28, 2013, relating to these securities and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. This pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Capitalized terms not defined herein have the meanings assigned to them in the Preliminary Prospectus Supplement.

PRICING TERM SHEET

Issuer	R.R. Donnelley & Sons Company

Title of Security	7.875% Notes due 2021

Aggregate Principal Amount	$450,000,000. Note that this is an increase of $100,000,000 from the contemplated $350,000,000 contained in the Preliminary Prospectus Supplement

Transaction Date	February 28, 2013

Settlement Date	March 14, 2013 (T+10)

Maturity	March 15, 2021

Interest Payment Dates	March 15 and September 15 of each year, commencing on September 15, 2013

Coupon	7.875%

Yield to Maturity	7.961%

Redemption Provision	Callable at the greater of par or the make-whole (Adjusted Treasury Rate plus 50 basis points)

Price to Public	99.500% of the principal amount thereof

Gross Proceeds	$447,750,000

CUSIP/ISIN Numbers	CUSIP: 74978D AA2 ISIN: US74978DAA28

Joint Book-Running Managers	Merrill Lynch, Pierce, Fenner & Smith Incorporated J.P. Morgan Securities LLC Mitsubishi UFJ Securities (USA), Inc. Wells Fargo Securities, LLC

Co-Managers

U.S. Bancorp Investments, Inc.

ING Financial Markets LLC

PNC Capital Markets LLC

Citigroup Global Markets Inc.

Fifth Third Securities, Inc.

TD Securities (USA) LLC

Loop Capital Markets LLC

Morgan Stanley & Co. LLC

Comerica Securities, Inc.

Wedbush Securities Inc.

(Associated Investment Services, Inc. (AIS), a Financial Industry Regulatory Authority member, a subsidiary of Associated Banc-Corp, is being paid a referral fee by Wedbush Securities Inc.)

Use of Proceeds

We expect the net proceeds from this offering of notes to be approximately $439 million after deducting the underwriting discount and our estimated expenses relating to the offering. We intend to use the net proceeds from this offering, along with borrowings under our revolving credit facility, (1) to fund tender offers for up to $500 million aggregate principal amount of our debt securities, including up to $300 million aggregate principal amount of our 6.125% Notes due 2017, up to $150 million aggregate principal amount of our 8.600% Notes due 2016 and up to $50 million aggregate principal amount of our 7.25% Notes due 2018 and (2) to pay premiums in connection with those tender offers. If there are any remaining proceeds from the notes, we intend to use those proceeds to repay borrowings under our revolving credit facility and for general corporate purposes. Certain of the underwriters and/or their affiliates hold our 6.125% Notes due 2017, our 8.600% Notes due 2016 and/or our 7.25% Notes due 2018 and/or are lenders under our revolving credit facility, and, accordingly may receive a portion of the proceeds of this offering. See “Conflicts of Interest.” Amounts repaid under our revolving credit facility may be reborrowed for general corporate purposes, including the repayment or redemption of other indebtedness.

Other information (including financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the changes described herein.

The issuer has filed a registration statement (including a prospectus) with the United States Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Merrill Lynch toll-free at 1-800-294-1322, J.P. Morgan toll-free at 1-800-245-8812, Mitsubishi UFJ Securities toll-free at 1-877-649-6848 or Wells Fargo Securities toll-free at 1-800-326-5897.

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